UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                        SYSTEM SOFTWARE ASSOCIATES, INC.

                                (Name of Issuer)


                    Common Stock, par value $0.0033 per share

                         (Title of Class of Securities)


                                   87183-91-0

                                 (CUSIP Number)


                                December 31, 1999

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [   ]    Rule 13d-1(c)
                  [X  ]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 Pages

CUSIP No.
87183-91-0
Page 2 of 10 Pages
 ---------- -------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hambrecht & Quist California

 ---------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /   /
            (b) /X /
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

----------- --------------------------------------------------------------------
                              5     SOLE VOTING POWER

     NUMBER OF SHARES               -0-
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
--------------------------- ------- --------------------------------------------

                              6     SHARED VOTING POWER
                                    933,413

--------------------------- ------- --------------------------------------------

                              7     SOLE DISPOSITIVE POWER

                                    -0-

--------------------------- ------- --------------------------------------------

                              8     SHARED DISPOSITIVE POWER

                                    933,413

--------------------------- ------- --------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            933,413

----------- --------------------------------------------------------------------

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  /   /
----------- --------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            7.2%

----------- --------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.
87183-91-0
Page 3 of 10 Pages


 ---------- --------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Chase Securities Inc.

 ---------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /   /
            (b) /X/
----------- --------------------------------------------------------------------

    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

----------- --------------------------------------------------------------------

                              5     SOLE VOTING POWER

     NUMBER OF SHARES               -0-
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
--------------------------- ------- --------------------------------------------

                              6     SHARED VOTING POWER
                                    572,363

--------------------------- ------- --------------------------------------------

                              7     SOLE DISPOSITIVE POWER

                                    -0-

--------------------------- ------- --------------------------------------------

                              8     SHARED DISPOSITIVE POWER

                                    572,363

--------------------------- ------- --------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            572,363

----------- --------------------------------------------------------------------

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  /   /

----------- --------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.5%

----------- --------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.
87183-91-0
Page 4 of 10 Pages

 ---------- --------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            H&Q SSA Investors, L.P.

 ---------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) /   /
            (b) /X/
----------- --------------------------------------------------------------------

    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

----------- --------------------------------------------------------------------

                              5     SOLE VOTING POWER

     NUMBER OF SHARES               -0-
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
--------------------------- ------- --------------------------------------------

                              6     SHARED VOTING POWER
                                    361,050

--------------------------- ------- --------------------------------------------

                              7     SOLE DISPOSITIVE POWER

                                    -0-

--------------------------- ------- --------------------------------------------

                              8     SHARED DISPOSITIVE POWER

                                    361,050

--------------------------- ------- --------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            361,050

----------- --------------------------------------------------------------------

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*  /   /

----------- --------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            2.9%

----------- --------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.
87183-91-0
Page 5 of 10 Pages

ITEM 1.

         (a)      NAME OF ISSUER:

         System Software Associates, Inc. (the "Issuer")

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         500 W. Madison, 32nd Floor
         Chicago, Illinois 60661

ITEM 2.

         (a)      NAMES OF PERSONS FILING:

         Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

         (b)      ADDRESS OF PRINCIPAL OFFICE:

         The address of each reporting person is One Bush Street, San Francisco, CA 94104.

         (c)      CITIZENSHIP:

         Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

         (d)      TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.0033 per share

         (e)      CUSIP NUMBER:

         87183-91-0

ITEM 3.  TYPE OF REPORTING PERSON:

         If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)      [   ]    Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

     (b)      [   ]    Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

     (c)      [   ]    Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

     (d)      [   ]    Investment company as defined in section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No.
87183-91-0
Page 6 of 10 Pages

     (e)      [   ]    An investment adviser in accordance with 240.13d-1(b)(1)
                       (ii)(E).

     (f)      [   ]    An employee  benefit plan or endowment fund in accordance
                       with 240.13d-1(b)(1)(ii)(F).

     (g)      [   ]    A parent holding company or control person in accordance
                       with 240.13d-1)b)(1)(ii)(G).

     (h)      [   ]    A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i)      [   ]    A  church  plan  that is  excluded  from the  definition
                       of an investment company under section 3(c)(14)of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)      [    ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to 240.13d-1(c), check this box [X].

ITEM 4.

         (a)      AMOUNT BENEFICIALLY OWNED:

     Reference is made to Items 5-9 and 11 of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information contained in the Issuer's Annual Report on Form 10-K for the fiscal year ended October 31, 1999, there were 12,022,759 shares of Common Stock issued and outstanding as of January 14, 2000. As of December 31, 1999, H&Q SSA Investors, L.P. ("H&Q SSA Investors") held a total of 2,625 shares of Series A Preferred Stock of the Issuer which were immediately convertible into an aggregate of 211,050 shares of the Issuer's Common Stock and warrants to purchase an additional 150,000 shares of common stock. As of December 31, 1999, Chase Securities Inc. ("Chase Securities") held warrants to purchase an aggregate of 572,363 shares of the Issuer's Common Stock.

     The administrative general partner of H&Q SSA Investors is Hambrecht & Quist Management Corporation, a wholly owned subsidiary of Hambrecht & Quist California ("H&Q California"). In addition, the investment general partner of H&Q SSA Investors is a California limited liability company of which each of the members is an employee of Chase Securities.

     This statement is being filed by Hambrecht & Quist California, Chase Securities Inc. and H&Q SSA Investors, L.P., each of whose principal place of business is located at One Bush Street, San Francisco, California 94104. Certain information concerning the ownership of these entities is set forth in Item 4 of this statement.

     Hambrecht & Quist California is a wholly owned subsidiary of Hambrecht
& Quist Group, a Delaware corporation which is a wholly owned subsidiary of Bridge Acquisition Holding Corp., a Delaware corporation. Bridge Acquisition Holding Corp. is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The principal business address of Hambrecht & Quist Group is One Bush Street, San Francisco, California 94104. The principal business address of Bridge Acquisition Holding Corp. and The Chase Manhattan Corporation is 270 Park Avenue, New York, New York 10017.

     Because voting and investment decisions concerning the above securities may be made by or in conjunction with H&Q SSA Investors, Chase Securities and H&Q California, each of the reporting persons

CUSIP No.
87183-91-0
Page 7 of 10 Pages

may be deemed a member of a group that shares voting and dispositive power over all of the above securities, in which case each reporting person would be deemed to have beneficial ownership of an aggregate of 933,413 shares of Common Stock, which represents beneficial ownership of 7.2% of the outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934). Although reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

     Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

     This Schedule does not include shares of Common Stock of the Issuer, if any, held by Chase Securities in its trading account in its capacity as a market maker in the Issuer's Common Stock.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Inapplicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                   Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Inapplicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Inapplicable

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP:

                   Inapplicable

ITEM 10. CERTIFICATION:

                  Inapplicable

CUSIP No.
87183-91-0
Page 8 of 10 Pages


                                    SIGNATURE

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000

H&Q SSA INVESTORS, L.P.

By:      H&Q SSA INVESTMENT MANAGEMENT, LLC

         By: /s/ PATRICK J. ALLEN
             -------------------------------
                  Patrick J. Allen
                  Member


CHASE SECURITIES INC.

By: /s/ DANIEL H. CASE III
        ----------------------------------
         Daniel H. Case III
         Chief Executive Officer - Chase H&Q Division


HAMBRECHT & QUIST CALIFORNIA

By: /s/ PATRICK J. ALLEN
        ---------------------------------
         Patrick J. Allen
         Chief Financial Officer

CUSIP No.
87183-91-0
Page 9 of 10 Pages



                                  EXHIBIT INDEX


Exhibit No.         Description                                 Page No.

   A            Joint Filing Undertaking                           10

CUSIP No.
87183-91-0
Page 10 of 10 Pages

                                    Exhibit A

                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:   February 11, 2000


H&Q SSA INVESTORS, L.P.

By:      H&Q SSA INVESTMENT MANAGEMENT, LLC

         By: /s/ PATRICK J. ALLEN
             --------------------------------
                  Patrick J. Allen
                  Member


CHASE SECURITIES INC.

By: /s/ DANIEL H. CASE III
    ---------------------------------
         Daniel H. Case III
         Chief Executive Officer - Chase H&Q Division


HAMBRECHT & QUIST CALIFORNIA

By: /s/ PATRICK J. ALLEN
    ---------------------------------
         Patrick J. Allen
         Chief Financial Officer